Ashford Inc.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

March 11, 2020

VIA EDGAR

Ms. Katherine Bagley
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Registration Statement on Form S-3 (No. 333-236919) of Ashford Inc.

Dear Ms. Bagley:

On behalf of Ashford Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to March 12, 2020 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Richard M. Brand of Cadwalader, Wickersham & Taft LLP at (212) 504-5757.

Very truly yours,

ASHFORD INC.

By:	/s/ Robert G. Haiman
	Name:	Robert G. Haiman
	Title:	Executive Vice President, General Counsel & Secretary

cc: Richard M. Brand, Cadwalader, Wickersham & Taft LLP